UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Hollysys Automation Technologies Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G45667105

(CUSIP Number)

Baiqing Shao
Floor 5, Building A7,
Ningbo New Material International Center
No. 2660 Yongjiang Road, Ningbo Hi-Tech Zone
Ningbo, Zhejiang Province
People’s Republic of China
Telephone: +86 (574) 87175756

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Ace Lead Profits Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	4,144,223(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER	4,144,223(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,144,223 ordinary shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%(2)
14	TYPE OF REPORTING PERSON CO

(1)	Ace Lead Profits Limited (“Ace Lead”) is wholly owned and controlled by Mr. Baiqing Shao (“Mr. Shao”) and Mr. Shao may be deemed to be a beneficial owner of the shares of Hollysys Automation Technologies Ltd., a British Virgin Islands company (the “Issuer”), held by Ace Lead Profits Limited.

(2)	Percentage calculated based on 61,275,099 ordinary shares issued and outstanding as of March 31, 2021 as reported on the Issuer’s Form 6K filed on May 13, 2021.

1	NAMES OF REPORTING PERSONS Baiqing Shao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	4,309,223(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER	4,309,223(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,309,223 ordinary shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 4,144,223 ordinary shares held by Ace Lead and 165,000 ordinary shares held by Mr. Shao individually.

(2)	Percentage calculated based on 61,275,099 ordinary shares issued and outstanding as of March 31, 2021 as reported on the Issuer’s Form 6K filed on May 13, 2021.

Introductory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on September 26, 2016, as amended by Amendment No. 1 filed with the SEC on December 7, 2020 and Amendment No. 2 filed with the SEC on January 29, 2021 (the “Schedule 13D”), relating to the ordinary shares, par value $0.001 per share (“Ordinary Shares”) of the Issuer. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto is expressly incorporated herein by reference and the response to each Item of this statement is qualified in its entirety by the provisions of such Exhibits.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended, in pertinent part, by the following:

Based on the number of Ordinary Shares issued and outstanding as of March 31, 2021 as reported on the Issuer’s Form 6-K filed on May 13, 2021, the Reporting Persons anticipate that an aggregate amount of approximately US$974,116,479.6 will be expended in acquiring all of the outstanding Ordinary Shares not currently held by the Reporting Persons at US$17.10 per Ordinary Share in cash (the “Per Share Offer Price”).

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented, in pertinent part, by the following:

On June 29, 2021, the Consortium issued a press release (the “Consent Solicitation Statement”) announcing the commencement of a solicitation of consents from shareholders of the Issuer to support the Consortium’s proposed acquisition of the Issuer at $17.10 per Ordinary Share (the “Transaction”). The Per Share Offer Price represents a premium of 37% to the closing price of the Issuer’s shares on December 4, 2020 (the last trading day preceding the date of the Consortium’s initial acquisition proposal), a premium of 48% to the 90-day volume-weighted average price as of December 4, 2020, and a premium of 21% to the closing price of $14.16 on June 25, 2021.

By this public solicitation, the Consortium asks the shareholders of the Issuer as of June 24, 2021 to sign and return a shareholder consent card (the “Shareholder Consent Card”) to consent to the following resolutions: (a) the Per Share Offer Price is acceptable to the shareholders of the Issuer; (b) the board of directors of the Issuer (“Board”) will expeditiously enter into discussion with the Consortium with a view to enter into a definitive merger agreement in a timely manner in respect of the Transaction at the Per Share Offer Price; (c) that certain amended and restated rights agreement (the “Rights Agreement”) dated as of September 24, 2020 by and between the Issuer and Continental Stock Transfer & Trust Company shall be unexercisable in respect of the Transaction and any other actions taken by the Consortium in connection with the Transaction, including a tender offer (the “Tender Offer”) and the commencement, announcement or consummation thereof (collectively, “Consortium Actions”); (d) the Issuer shall not issue, or agree to issue, any shares with special rights or at a discount to the current market value of the Ordinary Shares without the prior approval of a resolution of the Issuer’s shareholders; and (e) each director of the Issuer shall take all other actions necessary or desirable to give effect to the foregoing resolutions, including taking all actions (or refraining from taking any actions, as the case may be) necessary to render all rights under the Rights Agreement unexercisable in respect of the Transaction, the Tender Offer or any other Consortium Action.

If shareholders holding more than 50% of the votes in respect of the issued and outstanding shares of the Issuer consent to the aforementioned resolutions, these resolutions will become effective pursuant to the Issuer’s articles of association and the BVI Business Companies Act 2004. The intention of these resolutions is, among others, to limit the Board’s power to invoke and exercise rights pursuant to the Rights Agreement in respect of the Transaction. These approved resolutions, even after becoming effective, do not constitute an approval and authorization of the Transaction by shareholders. Shareholders of the Issuer will be entitled to consider and vote upon the Transaction at a special shareholder meeting to be called by the Board following the execution of a definitive merger agreement between the Consortium and the Issuer in respect of the Transaction. The Consortium urged shareholders to return signed Shareholder Consent Card as soon as possible before July 22, 2021. Such signed Shareholder Consent Card will remain revocable until the Consortium obtains consents from shareholders holding more than 50% of the votes in respect of the issued and outstanding shares of the Issuer.

The Consortium has set up a dedicated website at Hollysyspublicsolicitation.net to provide instructions as to how shareholders may submit consents, along with other relevant background information. The Consortium urges all shareholders to read the Consent Solicitation Statement and the contents on the website carefully. The Consortium has engaged Innisfree M&A Incorporated (“Innisfree”) as its proxy solicitor to assist the Consortium to solicit consents from shareholders of the Issuer. Innisfree’s contact details can be found at the dedicated website.

In the event that Consortium cannot timely obtain sufficient shareholder consents, the Consortium may abandon the Transaction. Unless the Transaction can be executed and consummated quickly, the fundamentals of the Issuer may soon no longer justify a purchase price of US$17.10 per Ordinary Share.

The Consortium strongly believes that the Transaction will avail its shareholders of a direct path to realizing immediate liquidity and a highly compelling premium for their shares, with far greater certainty than if the Issuer were to remain a publicly traded company.

The foregoing descriptions of the Consent Solicitation Statement is not complete and are qualified in its entirety by the text of such documents, which is attached as exhibit hereto and incorporated herein by reference. The contents on the website Hollysyspublicsolicitation.net and the Shareholder Consent Card to be mailed to large beneficial-owned shareholders are also incorporated herein by reference.

The Transaction may result in one or more of the actions specified in clauses (a)−(j) of Item 4 of Schedule 13D, including without limitation the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary corporate transaction involving the Issuer, a change to the present Board, a change to the present capitalization or dividend policy of the Issuer, the delisting of the Issuer’s securities from the NASDAQ Global Select Market, and a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The following table sets forth the beneficial ownership of Ordinary Shares for each of the Reporting Persons.

Reporting Person	Amount beneficially owned:		Percent of class(1):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Ace Lead	4,144,223		6.8%	4,144,223	0	4,144,223	0

Mr. Shao	4,309,223	(2)	7.0%	4,309,223	0	4,309,223	0

(1)	Percentage calculated based on 61,275,099 ordinary shares issued and outstanding as of March 31, 2021 as reported on the Issuer’s Form 6-K filed on May 13, 2021.

(2)	Includes 4,144,223 Ordinary Shares held by Ace Lead and 165,000 Ordinary Shares held by Mr. Shao individually.

(c) Except for the transactions as described in Item 4 above, the Reporting Persons did not effect any transactions in the Issuer’s securities within the past 60 days.

(d) Other than the Reporting Persons and certain former and current employees of the Issuer and its subsidiaries (and related parties of such employees), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities of the Issuer.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Joint Filing Agreement, the Consortium Agreement, the Original Proposal, the New Proposal and the Consent Solicitation Statement, which have been filed as Exhibit 7.1 to Exhibit 7.5 of the Schedule 13D, respectively, are incorporated herein by reference in their entirety. In addition, the information set forth in Items 3, 4 and 5 of this Amendment No. 3 is incorporated by reference in its entirety into this Item 6. To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

5.	Consent Solicitation Statement to the shareholders of Hollysys Automation Technologies Ltd. issued on June 29, 2021.

SIGNATURES

After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2021

Ace Lead Profits Limited

By:	/s/ Baiqing Shao
Baiqing Shao
Director

/s/ Baiqing Shao
Baiqing Shao